June 20, 2007
Via Electronic Submission and Overnight Courier
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:       Kathleen Collins, Accounting Branch Chief

RE:	Moldflow Corporation Form 10-K for Fiscal Year Ended June 30, 2006 Forms 10-Q for Fiscal Quarters Ended September 30, 2006 and December 31, 2006 File No. 0-30027
Dear Ms. Collins:
This letter is to confirm receipt of your letter dated June 7, 2007. We expect to respond on or around July 11, 2007. If you have any questions, please contact the undersigned at (508) 358-5848.
Sincerely,
/s/ Christopher L. Gorgone
Christopher L. Gorgone
Executive Vice President and
Chief Financial Officer